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                                                               EXHIBIT (A)(1)(G)

For Immediate Release

                 SBC COMMUNICATIONS COMMENCES TENDER OFFER FOR
                         STERLING COMMERCE COMMON STOCK

San Antonio, Texas, February 25, 2000 -- SBC Communications Inc. (NYSE:SBC) announced today that SBC Silver, Inc., its wholly-owned subsidiary, has commenced a cash tender offer to purchase all outstanding shares of common stock of Sterling Commerce, Inc. at a price of $44.25 per share, net to the seller in cash, without interest thereon.

     The offer is being made pursuant to the previously announced merger agreement among SBC Communications Inc., SBC Silver, Inc. and Sterling Commerce, Inc., and is conditioned upon, among other things, the tender of that number of shares of common stock which represents at least a majority of the outstanding shares on a fully diluted basis and the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the receipt of certain foreign competition act clearances. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on March 23, 2000, unless the offer is extended.

Lazard Freres & Co. LLC is acting as the dealer manager for the offer and Georgeson Shareholder Communications Inc. is acting as Information Agent for the offer. Questions and requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to Georgeson at (800) 223-2064 or Lazard at (212) 632-6717.

SBC Communications Inc. (www.sbc.com) is a global communications leader. Through its subsidiaries -- Southwestern Bell, Ameritech, Pacific Bell, SBC Telecom, Nevada Bell, SNET and Cellular One -- and world-class network. SBC provides local and long-distance phone service, wireless and data communications, paging, high-speed Internet access and messaging, cable and satellite television, security services and telecommunications equipment, as well as directory advertising and publishing. In the United States, the company currently has 90.4 million voice grade equivalent lines, 11.2 million wireless customers and is undertaking a national expansion program that will bring SBC service to an additional 30 markets outside its traditional service territory. Internationally, SBC has telecommunications investments in 23 countries. With more than 204,000 employees, SBC is the 13th largest employer in the U.S., with annual revenues that rank it among the largest Fortune 500 companies.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which is being mailed to stockholders today. We urge investors and security holders to read the following documents regarding the tender offer and merger because they contain important information: (i) SBC's Tender Offer Statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery and
(ii) Sterling Commerce's Solicitation/Recommendation Statement on Schedule 14D-9. These documents and any amendments to these documents will be filed with the United States Securities and Exchange Commission, and may be obtained free at the SEC's website (www.sec.gov). You may also obtain for free each of these documents from Georgeson at (800) 223-2064 and 17 State Street, New York, New York 10004.